Ballard Power Systems Inc.

News Release

Ballard Announces Close of U.S. Offering

For Immediate Release – March 28, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the closing of an underwritten offering (“Offering”) of 7,275,000 units for gross offering proceeds of approximately U.S. $8.0 million, under the terms disclosed in the Company’s press release of March 21, 2013.

Each unit in the Offering is comprised of one common share priced at U.S. $1.10 and one warrant to purchase one common share priced at U.S. $1.50. The common shares and warrants are immediately separable and will be issued separately, and no units will be issued or certificated.

Tony Guglielmin, Ballard CFO said, “We are pleased with this financing, with institutional investors knowledgeable in the clean technology space, which further fortifies the balance sheet to more strongly position Ballard for the execution of our growth plan and achievement of positive cash flow.”

Lazard Capital Markets LLC acted as the sole book-running manager for the Offering.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements regarding Ballard’s continued growth and cash flow, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and registration statement and Supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com